PURCHASE (AND OPTION) AGREEMENT
BETWEEN
AURI, INC.
AND
GLOBAL UNIVERSAL, INC.

THIS PURCHASE (AND OPTION) AGREEMENT (the "Agreement") is made as of June 25, 2014 (the "Effective Date") by and between AURI, Inc., Todd Moore, CEO ("AURI"), and Vichy Woodwar Young, representing Global Universal Inc., ("GLOBAL"),and Reginald L Davis, Trustee , ("DAVIS") at Dallas, Texas, Dallas County, USA.

RECITALS

A. AURI and GLOBAL and DAVIS are parties (the "Parties") to a certain Purchase (and Option) Agreement dated as of June 25, 2014, as defined herein (the "Agreement"). GLOBAL, nor DAVIS is not an owner or an affiliate of AURI and is not liable for any actions of AURI, nor is GLOBAL or DAVIS nor its owners or officers, an officer, director or shareholder of AURI.

B. Under this Agreement AURI has agreed to purchase in a bulk sale from GLOBAL and DAVIS and then sell certain original paintings by Sky Jones on an individual basis. In addition, GLOBAL and DAVIS has agreed to grant to AURI an option to market Sales of Originals, Reproductions of Originals, Sales of Reproductions, Distribution, Packaging, and Marketing services exclusively on certain specific products (the "Product"), as identified by Amendment hereto, (see Exhibit A, Licensing Agreement), which Product may be added to from time to time by written agreement between the Parties and further identified by Amendment hereto.

C. Likewise GLOBAL and DAVIS agrees to provide Product to AURI and work with AURI giving AURI exclusive rights to the Product to be sold, reproduced and promoted by AURI (the permitted "Product").When GLOBAL and DAVIS are used in this agreement they will be in singular as to payments and not double as to payments.

D. Based on the overall volume of permitted Product, defined herein, and business opportunities presented, AURI and GLOBAL and DAVIS have agreed to the terms and conditions under which the permitted Product may be made and sold as agreed between the Parties, as hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the promises contained herein, and with intent to be legally bound, AURI and GLOBAL and DAVIS agree as follows:

1. SCOPE

rev.0614

(a) Under this Agreement, AURI and its operating subsidiaries and other affiliates (the "Operating Companies") shall promote, market, distribute, sell, and reproduce for sale a full line of Products, including without limitation, Products listed on Exhibits, to service locations managed by AURI and its affiliates designated by AURI and participating in the AURI Marketing Program (the "Program"). AURI shall cause the Operating Companies to perform in accordance with the terms and conditions of this Agreement. This Agreement is worldwide in scope between AURI and GLOBAL and DAVIS.

(b) Right to Purchase and Borrow Against Product
(1) AURI has the right to purchase up to 2,300 of the 20"/30" Sky Jones originals owned by GLOBAL and DAVIS for $10,000,000 USD; (2) AURI has the right to Borrow against, to Pledge, Mortgage, Encumber, Hypothecate, and use as security on a loan, the Sky Jones 20"/30" Collection of art purchased from GLOBAL and DAVIS, at AURI's discretion under the terms of this Agreement for the purposes of this Agreement. No later than July 18, 2014, AURI must pay $500,000 USD to GLOBAL and DAVIS; no later than October 1, 2014, AURI must pay $500,000 USD to GLOBAL and no later than December 31, 2014, AURI must pay $2,000,000 USD to GLOBAL and DAVIS for the purchase of 300 (three hundred) 20"/30" originals. If the 2014 payments are not made to GLOBAL as indicated by December 31, 2014, this contract will terminate without notice to AURI. (3) Upon receipt of the total of $3,000,000 USD by GLOBAL and DAVIS as stated in (2) above, AURI will have the option to obtain 400 originals during 2015. Payments of $1,200,000 USD per quarter shall be due on the last day of each quarter for the purchase of 400 (four hundred) 20"/30" originals. If all payments are paid on time, AURI will then have the option to purchase 400 additional originals during the 2016 calendar year by paying GLOBAL and DAVIS $1,260,000 per quarter by the last day of each quarter. If all payments are paid on time, AURI will then have the option to purchase 400 additional originals during the 2017 calendar year by paying (4) payments of $1,323,000 per quarter by the last day of each quarter. If all payments are paid on time, AURI will then have the option to purchase 400 additional originals during the 2018 calendar year by paying GLOBAL and DAVIS $1,389,150 per quarter by the last day of each quarter. If AURI fails to make any of the payments in full and on time, at GLOBAL's and DAVIS's sole option, this contract may be terminated. (4) If AURI secures a loan, AURI is solely responsible for repayment of all debt and interest. All loans will be reviewed by McGowen & Fowler, PLLC and all payments will be paid to the trust account of McGowen & Fowler, PLLC, 2602 McKinney Avenue, Suite 305, Dallas, Texas 75204. (5) REGINALD L DAVIS, TRUSTEE, shall retain the copyright for each original purchased by AURI and AURI shall furnish a high quality digital photograph of each original to GLOBAL and DAVIS immediately after each purchase. (6) GLOBAL nor DAVIS makes no representations or warranties as to value and AURI is relying on their own due diligence, appraisals and understanding of art to arrive as to value and their representations to third parties as to value. The product is as is and the only reps and warranty offered is GLOBAL's and Davis ownership.

(c) Designation of Distributors.
(1) The Operating Companies are designated as Direct Marketing Distributors and Sellers under this Agreement. The term "Primary Distributor" shall mean any Operating

Company designated by AURI as the primary, authorized distributor seller and reseller of products within the product categories as set forth by AURI at its discretion.
(2) From time to time, AURI may designate additional Operating Companies as Primary Distributors.

2. PRODUCT CATEGORIES

(a) AURI shall distribute the full line of Products under this Agreement including without limitation, GLOBAL and DAVIS brand products, and other Products selected by AURI and meeting AURI's specifications, including without limitation, GLOBAL and DAVIS Proprietary Product (defined in Exhibits attached hereto). The Product categories are not limited and may be added to as agreed by and between the Parties from time to time. Exhibits identify each product category.
(b) Unless otherwise specified by AURI, when a specific GLOBAL Product is promoted by AURI, GLOBAL and DAVIS products bearing the brand (Ep) (Oc) (for copyright) will be sold and delivered to ensure consistency of quality and costs. Any GLOBAL and DAVIS label product supplied shall be consistent with the specifications and quality of the GLOBAL and DAVIS label. AURI will use its best efforts to notify GLOBAL of any modification to a specification for the GLOBAL and DAVIS brand. Without limitation GLOBAL will use reasonable efforts to assist AURI where practical.
(c) GLOBAL and Davis acknowledges that AURI receives earned income and obtains operational advantages from the distribution and sale of GLOBAL and DAVIS brand products under this exclusive Agreement. AURI may, in its discretion and exercising its judgment as distributor and license holder, choose to purchase GLOBAL AND DAVIS brand products (as determined by AURI in its discretion and exercising such judgment) from GLOBAL and DAVIS.

3. SERVICE

(a) (1) On the sale of original Sky Jones art, 40% of the gross sale amount is to go to GLOBAL and DAVIS. Minimum gross sale amount on 20" x 30" Sky Jones art is $20,000 unless otherwise agreed. Minimum gross sale amount on the large Sky Jones art (referenced as 'Picasso series') is $40,000 unless otherwise agreed, on the Hand Painted Sky Jones Doors the minimum sales amount is to be $100,000 unless otherwise agreed. (2) AURI shall provide documentation on each sale to GLOBAL and DAVIS, (3) pay to GLOBAL and DAVIS a royalty of 10% of the gross sale amount on reproductions of Sky Jones Art sold within 15 days of the date of sale, (4) correct any incomplete deliveries and deliveries of damaged, spoiled or pilfered product.

(b) To facilitate order placement, AURI will make available to GLOBAL and DAVIS prior to their effective date, a purchase order (the "Purchase Order") for review. Purchase Orders (1) will, for each Product, contain a product description and identify the brand, pack and size, quantity, item code number, line item number, and price of such product, (2) will correspond with approved Product specifications; all Products will be mutually agreed upon and signed off on prior to the order being placed, and (3) will be customized and tailored to the Product requirements of AURI's line of business of which production is a part, and (4) will, upon adding new Products, map the item to the corresponding Purchase Order product category, providing AURI's item numbers and

SKU specifications, and (5) will provide GLOBAL and DAVIS with the resale tax number on any product sold, and (6) all import duties and tariffs will be paid by AURI.

(c) In the event AURI fails to pay a minimum of $125,000 royalty to GLOBAL and DAVIS before October 15, 2015, and by each October 15 thereafter, as a result of the events described in 3(a) and 3(b) above, this Agreement shall immediately terminate.

4. ORDER AND DELIVERY

(a) AURI and GLOBAL and DAVIS have entered into this Agreement to achieve the highest and best level of service, product delivery, and product quality, and the most efficient and consistent cost and pricing to AURI.

5. MISCELLANEOUS PROVISIONS

(a) GLOBAL and DAVIS represents and warrants that they have full right, power and authority to enter into this Agreement and to perform, all of the terms and conditions of this Agreement on its or their respective parts to be performed. On all Products originated from GLOBAL, and DAVIS, shall retain the copyrights on all lines of Product produced from Sky Jones.

(b) AURI represents and warrants that it has full right, power and authority to enter into this Agreement and to perform, and to cause affiliated Companies to perform, all of the terms and conditions of this Agreement on its or their respective parts to be performed. On all Products originated from AURI that are not Sky Jones products, AURI shall retain the copyrights on the Product produced. AURI will provide a high quality digital photograph of each Sky Jones original to GLOBAL and DAVIS. AURI will also provide a business plan as to the sale of Sky Jones originals and the reproductions as well as a list of the current markets to which AURI will be selling for both the art and miniatures along with the client and company name that will produce the reproductions in China.

(c) Any information supplied by either party to this Agreement to the other party, including without limitation, client information and purchasing specifications will be considered confidential and shall not be disclosed to any third party and shall not be used by either party to this Agreement for any reason other than to fulfill the terms of this Agreement. Any Party required by law or legal process to disclose any of such confidential information shall notify the other Party as far in advance of such required disclosure as is reasonably feasible. AURI may disclose this Agreement to up to three (3) bankers, each of which, under this Agreement, shall be deemed to have agreed to this confidentiality provision.

(d) If any provision of this Agreement would violate any federal, state or local law or regulation, all other provisions shall apply and be enforceable to the maximum extent permitted by such law or regulation; for all other provisions, this Agreement shall remain in full force and effect. AURI has notified GLOBAL and DAVIS that it will retain legal counsel to review all documents. AURI will provide a letter from its legal counsel stating that in its opinion the terms of this contract and the performance of it is not in violation of any United States Securities Act or the laws in effect in the United States or China.

(e) All notices required or permitted to be given under this Agreement by GLOBAL and DAVIS to AURI, or by AURI to GLOBAL and DAVIS shall be in writing signed by the

notifying Party and shall be either hand delivered, or deposited in the U.S. certified or registered mail, postage prepaid, return receipt requested addressed as follows:

AURI
1322 Round Table Drive
Dallas, Texas 7524

GLOBAL UNIVERSAL INC.
11701 S. Freeway
Fort Worth, Texas 75028

Unless otherwise provided herein, any notice, tender, or delivery to be given hereunder by either Party to the other may be effected by personal delivery in writing or by registered or certified mail, postage prepaid, return receipt requested, and shall be deemed received as of actual receipt. Mailed notices shall be addressed as set forth above, but each Party may change his or her address by written notice in accordance with this Paragraph.

(f) No waiver of any breach or default of this Agreement shall constitute a waiver of any other or further breach or default hereof. This Agreement shall be governed by the laws of Texas, without regard to its choice or conflicts of law rules. The Parties hereby waive any objection that the venue is in Texas, or that Texas is improper or inconvenient.

(g) This Agreement constitutes the entire understanding and agreement of the Parties with respect to its subject matter, supersedes all prior or contemporaneous agreements, writings and other undertakings between GLOBAL and DAVIS on the one hand, AURI and its subsidiary or affiliated companies, including without limitation, the Operating Companies, and on the other hand. All Exhibits attached hereto are incorporated herein by reference. This Agreement may not be amended, altered or otherwise modified including amendments, alterations or modifications relating to any specific Operating Company or other reseller, except in writing signed by a corporate officer of GLOBAL and DAVIS and a corporate officer of AURI.

6. Attorney Fees

In the event of any controversy, claim, or dispute between the parties hereto, arising out of or relating to this Agreement or the breach thereof, such controversy, claim or dispute shall be settled by binding arbitration in Dallas County, Texas under the rules of the American Arbitration Association. The prevailing party shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for attorney's fees in such litigation, which shall be determined by the arbitrator.

7. Binding Effect

(a) This Agreement shall bind and inure to the benefit of all the respective heirs, personal representatives, successors, and assigns of the Parties hereto except as hereinabove expressly provided.

(b) This Agreement may be executed in counterparts provided a copy of the signed agreement is transmitted electronically to each party, followed by the mailing of the originally executed document.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of this _____ day of June, 2014.

GLOBAL UNIVERSAL INC.

REGINALD L DAVIS, TRUSTEE

By: ______________________
Vichy Woodward Young
Vice President and Secretary/Treasurer

By: ______________________

AURI, INC.

By: ______________________
Todd Moore, CEO